Exhibit 99.1

Hanwha SolarOne Completes Two Module Supply Contracts Totaling 50 MW with China Huaneng Group

SHANGHAI, December 10, 2013 /PRNewswire/ Hanwha SolarOne Co. Ltd. (the “Company”, or “Hanwha SolarOne”), a top-10 global photovoltaic manufacturer of high-quality, cost-competitive solar modules, today announced it has supplied modules for two projects with an aggregate capacity of 50 MW to one of China’s largest state-owned power companies, China Huaneng Group. The modules were delivered to two separate utility-scale installations: (i) an approximately 30 MW in Qingtongxia, a city in the Ningxia Hui Autonomous Region (NHAR) and (ii) a 20 MW project in Wuchuan, Inner Mongolia Autonomous Region.

Mr. Jay SEO, Chief Financial Officer of Hanwha SolarOne and head of Hanwha SolarOne’s downstream business commented, “We are pleased to have established our relationship with China Huaneng Group, one of China’s largest state-owned power companies and look forward to a growing relationship on other projects in the future”. Mr. SEO added “China is driving the development of PV solar projects throughout the country with new incentives and we are pleased to play a meaningful role in the country’s efforts to expand solar power”. Mr. SEO concluded by noting “the company has growing momentum in the China market including module supply, EPC projects, a new strategic partnership with Jiangsu Zhongtian, and intends to participate in projects as an IPP in the future”

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is one of the top 10 photovoltaic module manufacturers in the world, providing cost-competitive, high quality PV modules. It is a flagship company of Hanwha Group, one of the largest business enterprises in South Korea. Hanwha SolarOne serves the utility, commercial, government and residential markets through a growing network of third-party distributors, OEM manufacturers and system integrators. The company maintains a strong presence worldwide, with a global business network spanning Europe, North America, Asia, South America, Africa and the Middle East. As a responsible company committed to sustainability, Hanwha SolarOne is an active member of the PV Cycle take-back and recycling program. For more information, please visit: www.hanwha-solarone.com.

About China Huaneng Group

China Huaneng Group is a key state-owned company established with the approval of the State Council. China Huaneng Group was established in 1985, currently has registered capital of 20 billion Yuan, and plays a meaningful role in satisfying the growing power demands required for economic and social development in China. With over 130 GW of installed capacity in 30 provinces (municipalities and autonomous regions) China Huaneng Group was the first Chinese power producer to be included in the Global Fortune 500 ranking. China Huaneng Group has an active effort in renewable energy development and is a Green company advocating technology advancement and environmental protection.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha SolarOne’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Contact:

Paul Combs

V.P. of Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co. Ltd.